UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68847 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCCA Securities LLC dba Dinan Capital Advisors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 N Gateway Blvd
(No. and Street)

| Phoenix | AZ | 85008-6589 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Dinan 855-955-1500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

| 11225 N 28th Dr. Ste. D-101 | Phoenix | AZ | 85029 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael A. Dinan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCCA Securities LLC dba Dinan Capital Advisors _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____



SANDRA OGURCHAK
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
December 31, 2021

Notary Public

_____
Signature

President & CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DCCA SECURITIES, LLC
## dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

---

## FINANCIAL STATEMENTS
## WITH ACCOUNTANT'S REPORT

as of December 31, 2020

**MICHAEL MAASTRICHT, CPA**
Certified Public Accountant

# DCCA SECURITIES, LLC

Year Ended December 31, 2020

## TABLE OF CONTENTS

Report of independent registered public accounting firm     1-2

Financial statements:

    Statement of financial condition     3

    Statement of income     4

    Statement of changes in member's equity     5

    Statement of cash flows     6

    Notes to financial statements     7-10

Supplementary information to financial statements:

Schedule I

    Computation of Net Capital under Rule 15c3-1 of
    the Securities and Exchange Commission     11

Schedule II

    Computation of Aggregate Indebtedness to Net Capital     12
    under Rule 15c3-1 of the Securities and Exchange Commission

Schedule III
    Statement Regarding Reserve Requirements and
    Possession or Control Requirements     13

Review report of independent registered public accounting firm     14

    Exemption report     15

11225 North 28<sup>th</sup> Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 -    Fax
mike@maastrichtcpa.com - e-mail

**Report of Independent Registered Public Accounting Firm**

To the Member
DCCA Securities, LLC:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCCA Securities, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the 2020 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of DCCA Securities, LLC's management. Our responsibility is to express an opinion on DCCA Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Member**
**American Institute of Certified Public Accountants**
**Arizona Society of Certified Public Accountants**



**Auditors' Report on Supplemental Information**

The computation of Net Capital Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information is the responsibility of DCCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Maestrich CPA

We have served as the Company's auditor since 2012.

Phoenix, Arizona
February 26, 2021

# DCCA SECURITIES, LLC
## dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31,2020

---

## ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash | $ | 681,011 |
| Accounts receivable | | 986 |
| Other assets | | 2,208 |
| Total current assets | | 684,205 |
| | | |
| Total assets | $ | 684,205 |

## LIABILITES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Credit card payable | $ | 1,047 |
| | | |
| Member's equity: | | |
| Capital | $ | 1,375,000 |
| Accumulated profit (loss) | | (691,842) |
| | | |
| Total member's equity | | 683,158 |
| | | |
| Total liabilities and member's equity | $ | 684,205 |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba DINAN CAPITAL ADVISORS**

Statement of Income
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Revenue: | | |
| Closing fees | $ | 1,789,485 |
| Retainer fees | | 330,000 |
| Total income | | 2,119,485 |
| | | |
| Expenses: | | |
| Insurance | | 143,396 |
| Legal and professional fees | | 192,033 |
| Advertising and promotion | | 5,314 |
| Office expenses | | 63,610 |
| Payroll | | 2,081,130 |
| Payroll taxes | | 120,303 |
| Regulatory fees | | 25,739 |
| Rent | | 135,273 |
| Repairs and maintenance | | 8,208 |
| Travel and entertainment | | 33,124 |
| Utilities | | 15,984 |
| Total expenses | | 2,824,114 |
| | | |
| Net operating loss | | (704,629) |
| | | |
| Other income | | |
| Interest income | | 1,157 |
| | | |
| Net loss | $ | (703,472) |

See accompanying notes.

-4-

## DCCA SECURITIES, LLC
## dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

|  | Capital | Accumulated Profit (Loss) | Total |
|---|---|---|---|
| Balance, December 31, 2019 | $ 425,000 | 11,630 | 436,630 |
| Net Loss |  | (703,472) | (703,472) |
| Additional Contributions | 950,000 |  | 950,000 |
| Balance, December 31, 2020 | $ 1,375,000 | (691,842) | 683,158 |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba DINAN CAPITAL ADVISORS**

Statement of Cash Flows
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (703,472) |
| Adjustments to reconcile net income to net | | |
| cash provided by operating activities: | | |
| Decrease in accounts receivable | | 6,020 |
| Increase in accounts payable | | 1,047 |
| Net cash used by operating activities | | (696,405) |
| | | |
| Cash flows from financing activities: | | |
| Member contributions | | 950,000 |
| Net cash provided by financing activities | | 950,000 |
| | | |
| Net increase in cash | | 253,595 |
| | | |
| Cash at beginning of year | | 427,416 |
| Cash at end of year | $ | 681,011 |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba DINAN CAPITAL ADVISORS**

Notes to Financial Statements
For the Year Ended December 31, 2020

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020 and periodically throughout the year, the Company has maintained balances in excess of Federally insured limits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, and accounts receivable, which are carried at fair value.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue

Notes to Financial Statements
For the Year Ended December 31, 2020

(1)     Operations and Summary of Significant Accounting Policies (continued):

that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09 did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact on its financial statements.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby portions of certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 7) and owns no depreciable assets.

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There were no advertising costs or deferred expenses.

(2)    Revenue Recognition

The Company receives closing fees and retainer fees in accordance with terms stipulated in contracts with clients. Closing fees are recognized as earned when transactions are closed per the agreements. Retainer fees are recognized in the period services are rendered.

(3)    Related party:

Amounts paid to the Company's owner for shared expenses follow:

| | |
|---|---|
| Payroll—including payroll tax and insurance | $ 281,232 |
| Rent | 105,000 |
| Repairs and maintenance | 8,208 |
| Utilities | 15,984 |
| Office | 38,976 |
| | $ 449,400 |

(4)    Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5)    Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2020, the Company had net capital of $664,964, which was $659,964 in excess of its required capital of $5,000.

**DCCA SECURITIES, LLC**
**DINAN CAPITAL ADVISORS**

Notes to Financial Statements
For the Year Ended December 31, 2020

(6)     Subsequent events:

The Company did not have any subsequent events through February 26, 2021, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2020.

(7)     Commitments and contingencies:

Leases on office facilities expire in 2021. Rental expense, excluding shared expenses, was $30,273. The rental payments required in 2021 are $8,770.

**DCCA SECURITIES, LLC**
**dba DINAN CAPITAL ADVISORS**
**SCHEDULE I**

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2020

| | | |
|---|---:|---:|
| Member's equity (capital) per balance sheet at December 31, 2020 | | $ 683,158 |
| Less not allowable assets and deductions: | | |
| Accounts receivable | $ 986 | |
| Security deposits | 2,208 | |
| Fidelity bond deductible | 15,000 | 18,194 |
| Net capital for FINRA requirement purposes as of December 31, 2020 | | 664,964 |
| Net capital required | | 5,000 |
| Net capital in excess of amount required | | $ 659,964 |

**Note:** There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2020

**DCCA SECURITIES, LLC**
**dba DINAN CAPITAL ADVISORS**
**SCHEDULE II**

Computation of Aggregate Indebtedness to Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Total aggregate indebted liabilities
as of December 31, 2020                                                    $      1,047

Add:
Drafts for immediate credit                         $              -
Market value of securities borrowed                                -
Other unrecorded amounts                                           -                 -

Total aggregate indebtedness
as of December 31, 2020                                                    $      1,047

Percentage of aggregate indebtedness to net capital                               0.16%

**Note:** There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2020

**DCCA SECURITIES, LLC**
**dba DINAN CAPITAL ADVISORS**
**SCHEDULE III**

December 31, 2020

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C F R §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services;(b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs). As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

# MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail


## REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DCCA Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DCCA Securities, LLC does not claim an exemption from 17 C.F.R. §240.15c3-3, and (2) DCCA Securities, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to (a) merger and acquisition advisory services; (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs) and DCCA Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. DCCA Securities, LLC's management is reponsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCCA Securities, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated in all material respects, based on the Non-Covered Firm Provision.

Michael Maastricht CPA

Phoenix, Arizona
February 26, 2021

-14-

**Member**
**American Institute of Certified Public Accountants**
**Arizona Society of Certified Public Accountants**

# DCCA SECURITIES, LLC EXEMPTION REPORT

DCCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**DCCA Securities, LLC**

I, Michael Dinan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Dinan
President and Chief Executive Officer

February 26, 2021

# DCCA SECURITIES, LLC
## dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

---

# ACCOUNTANT'S AGREED UPON PROCEDURES REPORT

as of December 31, 2020

**MICHAEL MAASTRICHT, CPA**
Certified Public Accountant

# MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28<sup>th</sup> Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 -   Fax
mike@maastrichtcpa.com - e-mail

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
DCCA Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, which were agreed to by DCCA Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2.  Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

-1-

**Member**
**American Institute of Certified Public Accountants**
**Arizona Society of Certified Public Accountants**



5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phoenix, Arizona
February 26, 2021

Michael Maastricht, CPA

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68847 FINRA DEC
DCCA SECURITIES LLC
DINAN CAPITAL ADVISORS
307 N. GATEWAY BLVD
PHOENIX, AZ 85008-6589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David W. Miller 602-248-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2) $3,179

B. Less payment made with SIPC-6 filed (**exclude interest**) (578)
07/24/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,601

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,601

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DCCA SECURITIES LLC / DINAN CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 26th day of January, 2021.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) ................................................ $2,120,642

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

  Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

## Bank account interest ................................................ 1,157

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii) _____

  Total deductions 1,157

2d. SIPC Net Operating Revenues ................................................ $2,119,485

2e. General Assessment @ .0015 ................................................ $3,179

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